UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

NEWS RELEASE

PORTAGE PROVIDES UPDATE ON ITS ASSOCIATE,  STIMUNITY S.A, A PARIS-BASED CANCER IMMUNOTHERAPY COMPANY.

Toronto, Ontario, June 4, 2018 - Portage Biotech Inc. (“Portage” or “the Company”) (Canadian Securities Exchange: PBT.U, OTC Markets : PTGEF), is pleased to announce that the US Patent Office has granted Stimunity its main patent, US2016/074507, entitled “Method for preparing viral particles with cyclic dinucleotide and use of said particles for inducing immune response.”  This application was filed in September 2014, and the claims covers any virus-like particle comprising a lipoprotein envelope including a viral fusogenic glycoprotein and that contains cGAMP inside. The patent also covers all the biological methods to produce these particles.

Stimunity’s core technology cGAMP-VLP which activates the innate immune system and induces a systemic T cell response against tumor cells, is protected by a family of patents that have been exclusively licensed from Institut Curie and Institut National de la Santé et de la Recherche Medicale (INSERM).

Dr. Declan Doogan, CEO of Portage commented “We are pleased with the progress in R&D that the team at Stimunity has accomplished.  This rapid grant of a patent in the US indicates the novelty with their approach to promoting tumor immunity.”

Further information can be found at: https://stimunity.com/static/Stimunity_Patent_Granted_2018.pdf

Portage Holds significant equity interest in Stimunity.

About Stimunity

Stimunity is an early-stage research and development company focused on the development of STING agonists in cancer. The technology, licensed from Institut Curie, Inserm, and the University of Oxford, is based on a unique biologic approach which encapsulates endogenous STING-activating molecules in a Virus-Like Particle (VLP). Stimunity’s drug has the potential to be best-in-class, activating the innate immune system and enhancing T-cell response against tumor cells with low immunogenicity.

More information at:

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http://stimunity.com

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contact@stimunity.com

About Portage

Portage is engaged in supporting the discovery and development of pharmaceutical and biotech products through clinical “proof of concept” with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929- 1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release, are forward-looking statements. The use of certain words, including the "believe", "could", "expect" and "will" and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans and objectives disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including uncertainties relating to the future clinical success. Additional important factors to be considered in connection with forward-looking statements are described in the "Risk Factors" section of the Company's quarterly financials and Management Discussion and Analysis and annual Report in Form 20-F filed on SEDAR and EDGAR. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 4, 2018

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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